Exhibit 99.4

SMART TECHNOLOGIES INC.

Certificate of an Officer

Subparagraph 2.20(c) of National Instrument 54-101

Communications with Beneficial Owners of Securities of a Reporting Issuer

(“NI 54-101”)

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Securities Office, Prince Edward Island
Nova Scotia Securities Commission
Service NL, Newfoundland and Labrador
Office of the Superintendent of Securities, Community Services (Yukon)
Northwest Territories Securities Office
Nunavut Securities Office, Securities Registry

RE:	Special meeting of the shareholders of SMART Technologies Inc. (the “Corporation”) to be held on April 28, 2016 (the “Meeting”)

The undersigned hereby certifies for and on behalf of the Corporation, in his capacity as the Vice President, Legal, General Counsel and Corporate Secretary of the Corporation, and not in his personal capacity, that the Corporation:

(a)	made arrangements to have proxy-related materials for the Meeting sent in compliance with the timing requirements in Section 2.12 of NI 54-101;

(b)	made arrangements to have carried out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying on Section 2.20 of NI 54-101 to abridge the time prescribed in subsection 2.2(1) of NI 54-101.

DATED this 22 day of March, 2016.

SMART TECHNOLOGIES INC.

Per:	(signed) “Matt Sudak”
	Name:	Matt Sudak
	Title:	Vice President, Legal, General Counsel and Corporate Secretary